UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K/A
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: May, 2024
GRANITE REAL ESTATE INVESTMENT TRUST
(Commission File Number: 001-35771)
(Name of registrant)
GRANITE REIT INC.
(Commission File Number: 001-35772)
(Name of registrant)
77 King Street West, Suite 4010, P.O. Box 159
Toronto-Dominion Centre
Toronto, Ontario
M5K 1H1
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
        Form 20-F Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

EXPLANATORY NOTE

This Amendment to the Form 6-K filed by the registrants with the Securities and Exchange Commission on May 8, 2024 (the “Original 6-K”) is being filed to correct typographical errors in Exhibit 99.1 attached thereto on page 48 in the second paragraph under the heading “Normal Course Issuer Bid”. The attached Exhibit 99.1 replaces Exhibit 99.1 filed with the Original 6-K.

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index to this Form 6-K.

Exhibit 99.1 to this report on Form 6-K is hereby incorporated by reference into the registrants’ Registration Statement on Form S-8 (File No. 333-275422).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 9, 2024	GRANITE REAL ESTATE INVESTMENT TRUST
	By:	/s/Teresa Neto
Name: Teresa Neto
Title: Chief Financial Officer

Date: May 9, 2024	GRANITE REIT INC.
	By:	/s/Teresa Neto
Name: Teresa Neto
Title: Chief Financial Officer

FORM 6-K EXHIBIT INDEX

Exhibit No.

Exhibit 99.1    First Quarter 2024 Report to Unitholders, including the unaudited condensed combined financial statements and management’s discussion and analysis of results of operations and financial position for the period ended March 31, 2024.